Ms. Susan Block

Assistant Director

Office of Transportation and Leisure

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

March 6, 2019

Re:	GolfSuites 1, Inc.

Offering Statement on Form 1-A

Filed January 28, 2019

File No. 024-10938

Dear Ms. Block:

Thank you for your comments of February 25, 2019 regarding the Offering Statement of GolfSuites 1, Inc. (the “Company”). We appreciate the opportunity to respond to your comments.

Form 1-A filed January 28, 2019

Security Ownership Of Management And Certain Securityholders, page 45

1.	The first table on page 45 indicates that there are 18,000,000 shares of Class A common stock outstanding. This conflicts with disclosure elsewhere that there are zero shares Class A Stock Common outstanding before the Offering. We also note the statement on page 48 that "GolfSuites 1 authorized capital stock consists of 150,000,000 shares of Common Stock (the “Common Stock”), at $0.00001 par value, of which 32,000,000 shares are Class A Common Stock (“Class A Common Stock”) and 18,000,000 shares are Class B Common Stock (“Class B Common Stock”)." Please revise for consistency or advise.

The table on page 45 has been updated to clarify that there are 18,000,000 shares of Class B common stock outstanding.

The statement on page 48 has been revised for consistency as follows: “GolfSuites 1 authorized capital stock consists of 200,000,000 shares of capital stock, of which 150,000,000 shares are designated Common Stock (the “Common Stock”), at $0.00001 par value, of which 132,000,000 shares are Class A Common Stock (“Class A Common Stock”) and 18,000,000 shares are Class B Common Stock (“Class B Common Stock”) and 50,000,000 shares of Preferred Stock, at $0.00001 par value, of which 10,000,000 shares are Class A Preferred Stock (the “Preferred Stock” or “Class A Preferred Stock”).”

2.	We note your statement that "There are currently no outstanding shares of our Class B Common Stock and Preferred Stock." This conflicts with your statement elsewhere that "Holders of Class B Common Stock (currently held exclusively KGEM) are entitled to five votes per share." Please revise for consistency or advise.

The statement on page 45 has been revised to the following: “There are currently no outstanding shares of our Class A Common Stock and Preferred Stock.”

All Classes of Stock

Forum Selection Provisions, page 51

3.	We note that the exclusive forum provision in your amended and restated certificate of incorporation will identify the Court of Chancery in the State of Delaware as the exclusive forum for certain litigation, including any "derivative actions." If this provision does not apply to actions arising under the federal securities laws, please ensure the exclusive forum provision in your amended and restated certificate of incorporation states this clearly.

The company has amended its Amended and Restated Certificate of Incorporation by changing Article VII by adding the following sentence after the last sentence thereof: “Notwithstanding the foregoing, this Article VII shall not apply to the extent that its application would violate any Federal law or regulation.”

General

4.	We note you are offering up to 10,000,000 shares of Preferred Stock and up to 10,000,000 shares of Class A Common Stock into which the Preferred Stock may convert. Please reconcile this with the statement on page F-12 that the Company is offering up to 180,000,000 shares of common equity in a securities offering planned to be exempt from SEC registration under Regulation A, tier 2.

The statement on page F-12 has been revised to the following: “the Company is offering up to 10,000,000 shares of Preferred Stock and up to 10,000,000 shares of Class A Common Stock into which the Preferred Stock may convert in a securities offering planned to be exempt from SEC registration under Regulation A, tier 2.”

Thank you again for the opportunity to respond to your questions to the Offering Statement of GolfSuites 1, Inc. filed on January 28, 2019. If you have additional questions or comments, please contact me at Jamie@crowdchecklaw.com.

Sincerely,

/s/Jamie Ostrow

Jamie Ostrow

Partner

CrowdCheck Law, LLP

cc: Gerald Ellenburg

Chief Executive Officer

GolfSuites 1, Inc.

2738 Falkenburg Road South

Riverview, FL 33578